                                        Filed by Palm, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: Extended Systems Incorporated
                                                  Commission File No.: 000-23597

INFORMATION POSTED ON WEBSITE FOR EMPLOYEES:

 You've entered Joining Palm, a special Web site to keep you up-to-date. Catch up on the latest news. Get the answers you need. You'll find it all right here. Click here for the list of Transition Team members
 --------------------------------------------------
 Want your doctor to join the UnitedHealthcare network?
 Click here for information about the doctor nomination process.
 --------------------------------------------------------------

 Please note: Answers to your questions will be posted once a week
 Palm and ESI must fully comply with applicable Securities and Exchange (SEC) regulations and antitrust laws that govern communications related to our proposed merger. To have time to make the necessary filings with the SEC or other government agencies, we will post responses to your questions every Friday. We apologize for the delay.

 Welcome!
 I'm excited that Extended Systems is joining Palm. I'm excited about our shared vision and prospects. And I'm truly excited about Palm's future.
 Palm's future will be fueled by the innovation, creativity and skills of every individual on the team. Your contributions are important and will make a difference.
 During the transition period, you'll be hearing more about Palm's business strategy and how we'll be working together. We've also made answering your questions and providing information about the people-side of the business a priority.
 Again, welcome. We're delighted to have you on board.

 /s/ Carl Yankowski
 Carl Yankowski
 CEO
 Palm, Inc.

 Additional information and where to find it
 In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed acquisition. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. Free copies of the registration statement (when available) and
 -----------
 other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm by directing a request to Palm.

 Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed acquisition will be set forth in the proxy statement-prospectus (when available). In addition, information regarding the identities of such officers and directors and their interests in the solicitation is set forth in a Schedule 14A filed with the Securities and Exchange Commission on March 7, 2001. These documents are available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Extended Systems.
    -----------

About the Transition
Representatives from Extended Systems and Palm
Appointed to Merger Transition Team
First Meeting Held in Boise
A Transition Team has been appointed whose charter is to lead the transition phase of the merger and ensure operating effectiveness after the merger closes (assuming all regulatory approvals are obtained and all closing conditions are met). The team has members from Palm and Extended Systems. The Transition Team's first meeting was held Thursday, March 22, at Extended Systems' Boise site. The Transition Team members are:
From Extended Systems:
Steve Simpson - CEO
Karla Rosa - CFO
Debbie Kaylor - Human Resources / Communications
Amy Bailey - Contracts / Accounting
Carmen Korf - Controllership
Melanie Morgenstern - Treasury / Contracts Assignment
Michele Winkle - Tax
Bob Hamlin - Legal / Contracts Assignment
Tamara Sloviaczek - Marketing / Communications
Lance Hatfield - Information Technology
Rico Weber - Corp Purchasing / Sales Operations / Supply Chain
Jeff Abbott - Real Estate and Site Services / Safety / Security
Don Baumgartner - UMC (Universal Mobile Connectivity)
Diane Amdor - Customer Support
Mike Evans - Engineering
Scott Stingley - Partnerships / Alliances
Steve Lipkin - Sales
Mark Willnerd - Product Management
From Palm:
Philippe Morali - Corporate Development / Transition Steering Committee
Dave Vadasz - Corporate Development / Business / Strategy
Eric Larson - Transition Lead
Soraya Rashid - Legal / Contracts
Dennis Caravalho - Corporate Purchasing
Bernard Richardson - Supply Chain
Karen Ish - Accounting Coordination
Karen McCoy - Treasury / Risk Management
Karen Harrison - Tax
Nancy Barnett - Human Resources
Marilynne Albers - Information Technology
Sandy McQueen - Real Estate and Site Services
Michael John - Security / Safety
Neil Davies - WSB (Wireless Service Bureau)
Milo Azarmsa - Sales Operations
Michael Cabot - Employee Communications
Tom Geisler - Controllership
Roger Sobkowiak - Change Management
Dan Glessner - Marketing
Griff Coleman - Product Management
Pam Carlson - Sales
David De Valk - Customer Service
Christy Wyatt - Partnerships / Alliances
Pete Grillo - Engineering

Transition Overview
March
  .  Registration statements are filed.
  . Transition planning begins. Transition team, made up of Palm and Extended Systems representatives, is named.
  .  This Web site goes live. Keep checking it for the latest!
April - May
  .  Transition planning continues.
  . Palm HR representatives visit Extended Systems' sites regularly to answer your questions.
Late May - early June
  .  Transaction closes when regulatory approval is complete.

Frequently Asked Questions (FAQs)
You've got questions. We've got answers.
This section offers answers to common questions about the transition. Read on to get the inside scoop. If you don't find what you are looking for here, you can use the Feedback section to submit your questions.
        --------
Please note: Answers to your questions will be posted once a week
Palm and ESI must fully comply with applicable Securities and Exchange (SEC) regulations and antitrust laws that govern communications related to our proposed merger. To have time to make the necessary filings with the SEC or other government agencies, we will post responses to your questions every Friday. We apologize for the delay.
March 30, 2001
--------------
March 21, 2001
--------------
March 20, 2001
--------------
March 19, 2001
--------------
March 15, 2001
--------------
March 14, 2001
--------------
March 06, 2001
--------------
March 30, 2001
Q: I am a member of the National Guard and I will be doing my 15-day annual training in June. I saw the posting about allowing time off. With ESI, I get paid the difference in pay. For example: If I get paid $1,000 for my Annual Training, it gets divided by 15, for about $67 a day. Since I only miss 10 work days during this period, I get my normal paycheck for those two weeks minus $670 that I was paid by the Army. Does Palm have a similar policy or is the time off unpaid? Does any of this time count toward my PTO for the year?
A: Palm employees on Military Reservist duty need NOT report the two weeks to Payroll. There will not be an interruption of their regular Palm payroll. However, they do need to provide copies of their Military pay stub for their two week's pay. The same gross earnings will then be deducted from their future Palm salary.
Q: Will the 40 percent employee discount on handheld products count towards refurbished devices?
A: There is not a standard employee discount on refurbished products. However, when refurbished products are available, employees can purchase them at discounted prices. Here are some current examples: a refurbished Palm III, normally $82, is available to employees for $50. A refurbished Palm VII, normally $245, is available to employees for $149.
Q: Do you ever plan on updating the FAQs or are we just wasting our keystrokes?
A: As we've noted on the home page of joiningpalm.com, answers to your questions will be posted every Friday. Palm and ESI must fully comply with applicable Securities and Exchange (SEC) regulations and antitrust laws that govern communications related to our proposed merger. Posting Q&As once a week gives us time to make the necessary filings with the SEC or other government agencies. We apologize for the delay.
Q: I would like a PTO clarification, as follows: All full-time employees receive 120 hours of PTO per year. One will never get more than 120 hours of PTO per year. After four years of service, Palm employees still receive 120 hours of PTO per year, and they are eligible for a four-week sabbatical. After another four years, they are eligible for another four-week sabbatical.
A: Yes, this is correct.
Q: Looking at your Web site, there are many opportunities for employment. However, all positions that I am interested in are "located" at the CA facility. Are there any options for transferring these positions to Boise or telecommuting from home or the Boise facility?
A: Palm is a global company and posts available jobs by geography. Generally, locations are identified because of the specific requirements of the job, including skill sets needed, team interdependence, etc. On a case-by-case basis, managers could consider geographical flexibility, as long as business needs are still met.
Q: Can you explain how the sabbaticals work in a little more detail? What are the conditions surrounding the usage of this benefit?
A: The Palm Sabbatical Plan does offer a choice on how you want to receive the benefit. You can choose to take the entire four-week sabbatical or you can take a two-week sabbatical and receive the remaining two weeks of time off in cash. Palm encourages all employees to take time off to re-energize, so you must take at least two weeks of sabbatical time away from work.
Q: How much vacation time can be carried over to the following year?
A: 120 hours of Paid Time Off (PTO), which includes vacation, can be carried over to the following year.
Q: What happens with Extended Systems part-time employees? Are you also interested in keeping part-time jobs?
A: Palm regularly reviews staffing needs. However, no issues regarding part-time employment have been reviewed. We intend to inform part-time employees promptly if key decisions regarding their part-time status are made.
Q: Are bonuses paid quarterly or annually?
A: Although bonuses are based on quarterly performance, they are paid semi-annually, in late January and late July.
[back to top]
-------------
March 21, 2001
Q: How much vacation time can be carried over to the following year?
A: Up to 120 hours of Paid Time Off (PTO), which includes vacation, can be carried over to the following year.
Q: Can you explain how the sabbaticals work in a little more detail? What are the conditions surrounding the usage of this benefit?
A: The Palm Sabbatical Plan does offer a choice on how you want to receive the benefit. You can choose to take the entire four-week sabbatical or you can take a two-week sabbatical and receive the remaining two weeks of time off in cash. Palm encourages all employees to take time off to re-energize, so you must take at least two weeks of sabbatical time away from work.
Q: Can you provide more specific details about Palm's Paid Time Off (PTO)?
A: Here's a glance at Palm PTO. The information below applies to U.S. employees only. PTO varies in other countries.
  .  28 PTO days per year:
     - 15 days of PTO per year, including sick time (10 hours/month = 120 hours/year)
     - Plus two personal days
     - Plus seven holidays
     - Plus four assigned days between Christmas and New Year's
  .  A four-week sabbatical after four years
  .  2001 holiday schedule for U.S. employees
     - Monday, Jan. 1, New Year's Day
     - Monday, May 28, Memorial Day
     - Wednesday, July 4, Independence Day
     - Monday, Sept. 3, Labor Day
     - Thursday, Nov. 22, Thanksgiving
     - Friday, Nov. 23, Day after Thanksgiving
     - Tuesday, Dec. 25, Christmas

     Company-assigned holidays
     - Monday, Dec. 24
     - Wednesday, Dec. 26
     - Thursday, Dec. 27
     - Friday, Dec. 28
     Personal floating holidays
     - You can take two personal floating holidays any time during the fiscal year (June 1 - May 31) with manager approval.
The dates of the four company-assigned floating holidays generally apply for most business units. However, some divisions and business segments have different holiday schedules and those divisions will communicate directly to the employee groups affected. Also, many customers may require support throughout the holiday period, and managers will contact employees critical to support functions about alternate holiday schedules.
Q: Where can we review a more detailed description of benefits, more than what is currently on the Web site?
A: The best way to get more information about Palm benefits and other HR-related topics is by attending informal sessions with Palm HR representatives when they visit your site. Stay tuned to this Web site for continuous updates of scheduled visits.
Q: When will the process for reorganization/integration be defined and communicated?
A: The merger is a two-step process. The first step, the transition, will take from announcement to the close (expected sometime in June). The second step is the integration, which begins after the close. We intend to inform you promptly as decisions are made during the transition and the integration. At this time, there are no firm dates for these decisions.
Q: What is the target date to have the organizational chart completed?
A: There is no firm date for determining the organization of the Enterprise Solutions Group. However, we intend to inform employees promptly when key decisions such as this are made.
[back to top]
-------------
March 20, 2001
Q: Will the XTNDConnect Server product still be sold as a separate software product or is it going to be included with the Palm handheld as included software?
A: We believe the XTNDConnect Server product will essentially continue to be sold as it has been, a separate software product purchased by enterprise customers. There are several areas of opportunity we will be exploring in addition to this, and obviously, Palm will want to incorporate the Extended Systems product line into as many products as makes sense. However, no specific product-related decisions have yet been made.
Q: Is Palm an ISO 9000 company?
A: Palm is not ISO 9000 certified.
Q: I would like a PTO clarification, as follows: All full-time employees receive 120 hours of PTO per year. One will never get more than 120 hours of PTO per year. After four years of service, Palm employees still receive 120 hours of PTO per year, and they are eligible for a four-week sabbatical. After another four years, they are eligible for another four-week sabbatical.
A: Yes, this is correct.
[back to top]
-------------
March 19, 2001
Q: Parallels can be drawn between Palm and Apple computing. Either now or at one point both:
1) Were early leaders in an explosive market,
2) Had Microsoft as its main competitor,
3) Were heavy into the education market,
4) Owned the S/W and the H/W.
How does Palm plan on avoiding the pitfalls that Apple faced/faces?
A. Indeed there are some similarities between Apple and Palm, along the lines you described in points 1, 2 and 4. And we do indeed have a specific focus on the education segment and intend to roll out solutions to better the use of information appliances in the classroom.

This said, Palm has established a leading position in the handheld segment - a space it created and developed since the introduction of the Palm Pilot. Palm is committed to and actively licensing its OS Platform with the objective of making the "pie" bigger for all and providing better solutions to the marketplace. Palm has licensed its products openly and aggressively, enabling Palm clones so that users get more choice and more price competition. In fact, Palm handheld prices are typically well under the prices of Windows CE systems - compare the Palm IIIe and Handspring Visor, with street prices starting around $150, to the Compaq Aero 1520 with a street price of about $300 (Web prices as of 12/99). Second, Palm is also very committed to the enterprise segment, as illustrated by the intended combination of our two companies. Palm is making it easy for IS organizations to deploy and manage their systems. Palm has announced an enterprise server to manage the software installed on Palm systems, and it has built cooperative relationships with the key enterprise software vendors, so Palm systems fit with existing enterprise software solutions.
Finally, Palm is selling to a new market. The Macintosh never got much over 20% share, because it was trying to replace the dominant DOS standard for PCs. Unlike the Mac, Palm is not competing with any pre-existing standard. Palm is the standard. All these are important differences in our strategy are intended to maintain and further our leadership position and execute on our vision of "a Palm in every hand, the world in every Palm."
Q: There have been rumors of Palm licensing Symbian's OS or even purchasing Symbian. What's the scoop?
A: As a matter of corporate policy, Palm does not comment on market rumors.
Q: How does Palm view Linux as an embedded competitor?
A: Regarding Linux, we do track it as a competitor. But to be really successful as a handheld OS, you have to sweat the details of power and memory conservation, and you have to produce a blindingly simple user experience. Those are things that the uncoordinated, swarming Linux development model does not do at all well. The Linux business model works extremely well for servers but does not map well to handhelds.
[back to top]
-------------
March 15, 2001
Q: If an ESI employee's position does not fit into the restructuring plan and he/she is let go from the company, what type of severance package will be offered?
A: In the event this situation occurs, Palm would provide competitive notice and severance benefits to employees who are affected by any reduction in force. Specific benefits would be consistent with industry norms and would take into account length of service with Extended Systems. Of course, details would be provided if this situation occurs.
Q: If your position is eliminated and you receive a severance, when does benefits coverage end?
A: Palm will treat all Extended Systems employees in a fair and equitable manner, including severed employees if that situation occurs. As we approach the close date, if a severance is going to result, we will provide specifics on the severance package and, in particular, the benefits continuation options. Any U.S. employee who is severed will almost certainly be eligible to continue health benefits through COBRA in addition to whatever the severance package may provide. Severance packages outside the United States will differ based on local law and customs.
Q: If your position is not targeted for elimination and you choose to leave (both prior to and after the merger close), are you eligible for severance?
A: No.
Q: When questions are asked through this feedback section, what form should we expect the response to be in (FAQ, e-mail, etc.) and how long does it generally take to get an answer back?
A: We make every effort to respond to your questions within two business days. However, since we want to ensure full compliance with Securities and Exchange Commission (SEC) regulations and antitrust laws governing merger communication, responses may take slightly longer. We apologize for any inconvenience these delays may cause you. You will receive a direct e-mail response acknowledging receipt of your question, unless you send in an anonymous question.

Questions and answers will be posted on this Web site for the benefit of all Extended Systems employees.
Q: Is there a discount for Palm employees to buy Palm devices?
A: Once the merger is completed and Extended Systems employees become Palm employees with access to the company's intranet, you will be able to buy Palm products online at discounted prices. Palm offers employees a 40 percent discount on handhelds and a 25 percent discount on accessories/peripherals.
Q: Free juice and pop has been rumored. Is it true?
A: Yes, it's true. Following the close, your offices will receive Palm-provided soda, juice and bottled water.
Q: Does Palm provide health club subsidies?
A: No, Palm does not provide health club subsidies.
Q: The Web site states that years of service at Extended Systems will count for "all other benefits." It also states that Palm employees get sabbaticals (I've heard that one month for every four years served is standard). Does that mean that all ESI employees with four years served automatically get a one-month sabbatical (and those with eight years served will get a two-month sabbatical, and so on)?
A: All ESI employees' tenure will be credited toward the vesting schedule for the Palm sabbatical program. Employees with four or more years of service will be eligible for a single four-week sabbatical. If you have more than four years of service, you will have up to 12 months to take your sabbatical. The scheduling of the sabbatical will be up to you and your manager, who must approve the time off.
Q: Does Palm provide any benefit toward adoption?
A: Palm does not currently have an adoption assistance program.
Q: One of the greatest benefits that accrues with years of service is paid time off. Those of us who have contributed to Extended Systems for over 10 years currently receive over four weeks of paid time off annually. Time off for illness is considered separately and is not deducted from our "paid time off." From the information readily available, it appears Palm Inc. offers only three weeks of PTO, which includes time off for illness. Being that Palm is a relatively young company, the issue of accruing benefits for extended years of service has not yet arisen. My question is: Will Palm implement a graduated PTO (vacation) schedule to compensate employees with extended (5+ and 10+) years of service?
A: Palm is not only a young company (one year old), but also a relatively new one. As such, we have inherited many programs that we are currently reviewing to be updated, among them the PTO program. We feel that much of Palm's success is due to the energy and creativity of all Palm employees. The PTO program plays a critical role in ensuring employees have the energy to make a significant contribution to the success of Palm. Our PTO philosophy is to encourage employees to take time off while also possessing an attractive and competitive program to recruit and retain the best and brightest. At this time, the PTO program allows all full-time employees to accrue up to 120 hours of time off, including sick time. In addition to this, we also have a sabbatical program that rewards employees who have shown a long-term commitment to Palm; after only four years with Palm, you are eligible to receive four weeks of paid time off, which is in addition to the accrued PTO benefit.
Q: Does Palm have an education assistance program? If so, what are the specific details?
A: Palm reimburses for courses or programs that are related to your current job assignment or a job assignment at Palm that is realistically attainable. You will be reimbursed for registration fees, tuition costs, lab fees and required textbooks as follows:
100% for A grade
90% for B grade
80% for C grade
To be reimbursed, you must participate in programs and courses offered by educational institutions with appropriate accreditation. Palm does not reimburse for certificate programs and other non-accredited programs.
Q: I am disappointed about the lack of e-mail responses to simple questions. Given your earlier indication that you would try to respond in 48 hours, your current approach tends to discredit your credibility. Even an answer such as "we don't have an answer yet, but will expect to be able to provide an answer in such-and-such a timeframe" would be better than simply not responding.
A: We did experience a delay early in the process, and we apologize for this. As you can see from the note we've added at the top of this page, we are making every effort to respond to your questions within two business days. However, in the case of a merger such as ours, we want to ensure full compliance with Securities and Exchange Commission (SEC) regulations and antitrust laws governing merger communication. This means that some responses may take slightly longer. We apologize for any inconvenience these delays may cause you.
[back to top]
-------------
March 14, 2001
Q: What are the Palm eye benefits? Do they include coverage of the Lasik surgery for laser vision correction?
A: Palm has a comprehensive vision-care plan that covers exams, frames, lenses and contact lenses after a small copay. The program does not pay for the Lasik procedure, however, it does provide for a discount at approved facilities.
Q: What will happen to my current shares of stock held through ESI? How are options going to be dealt with as far as the time frame in which they would be fully vested?
A: We do not yet have specific information about how stock options will be handled. As soon as a determination is made, we'll let you know.
Q: I'd like to know about student positions, internships and other part-time jobs that will be available after the acquisition is complete. Will these types of positions still be available? How soon will we know?
A: At this point, we don't foresee any change in Extended Systems' co-op and internship programs.
Q: Can we still drink beer on Fridays?
A: Company celebrations are an important part of both cultures, and we will do our best to maintain whatever traditions are currently in place as long as they pose no safety or legal risks.
Q: Does Palm have a blackout trading period for employees when they cannot trade stock? If so, is it a recommendation or a requirement that they not trade during the specified time?
A: Yes, Palm has a blackout period in which employees may not trade in the company's stock. This is a requirement, not a recommendation. The trading window for Palm stock closes effective the 15th day of the last month of each fiscal quarter. The trading window should re-open one business day following the public announcement of Palm's quarterly results. You will be prohibited from executing same-day-sales of your Palm options while the trading window is closed. Palm's Trading Window Calendar is published on Palm's Stock Administration Website.
Q: Is there a corporate e-mail directory of Palm personnel that is available?
A: Getting everyone connected is an essential part of the transition. How soon that happens depends on a number of factors, but our goal is connectivity - including e-mail, phone and the intranet - as soon as possible after the deal is closed.
Q: What is Palm's policy on military leave?
A: In recognition of the military service and/or training obligations of Palm individuals, and in accordance with the Military Selective Service Act of 1967 and other applicable laws and regulations, Palm will grant a military leave of absence to eligible individuals who are called to active duty or who enlist in the military services. In addition, Palm will protect the employment status and associated benefits of individuals obligated to participate in periodic or annual "reservist" training.
Q: If we have already met our deductible for ESI medical/dental coverage, does this count toward our coverage when we move to Palm? Or do we have to start over again?
A: Palm will be working closely with your current medical and dental administrator to transfer all of your accumulated deductible information over to the Palm medical vendor. Just in case, you should still keep on hand the most recent Explanation of Benefit (EOB) form as of the close date. If there is a problem with the transfer of information, the Palm medical administrator will be able to use this to verify how much you have applied to your deductible and annual maximums.
[back to top]
-------------

March 06, 2001
Q: Is there a resource that provides more details about Palm or the acquisition?
A:
  . The transition team will meet regularly, and their decisions and other transition-related information will be posted on this Web site.
  . Palm HR representatives will visit your location regularly throughout the transition to answer your questions.
  .  You can access the Feedback page any time and any day if you have specific
                        --------
     questions or suggestions related to the acquisition.
  .  Palm's Web site, www.palm.com, contains a wealth of information.
                      ------------
  . Soon after the acquisition is completed, a full new-hire orientation will be held. A Palm team will provide details of Palm's history, organizational structure, the "Zen of Palm" and more.
Q: Where will Extended Systems fit into Palm once the acquisition is complete?
A: Extended Systems will become part of Palm's Enterprise business unit, which will be headed by Steve Simpson.
Q: What is Palm's position in the Enterprise today?
A: Palm holds the leadership position today with the largest number of partners and applications in the mobile space. A significant percentage of the Palm Economy is focused on the Enterprise.
  . Hundreds of companies have standardized on Palm, including more than 130 of the Fortune 500.
  .  Eighty percent of Palm handhelds are synchronized at work.
  . Forty percent of Palm handhelds are paid for and/or reimbursed by companies (a higher rate than the industry average).
  . Palm and the Palm Economy offer handheld solutions that provide mobile access to corporate e-mail, the first of many important mobile office applications.
Q: What does Extended Systems get that we couldn't get going it alone?
A: You gain the following:
  .  Palm's brand and leadership in the handheld segment (endorsement).
  . Leverage that results from alignment with the leading handheld computing platform, including access to the Palm OS development community.
  .  Marketing and channel presence.
  . Palm's breadth of strategic relationships, including those with Enterprise Sis, ISVs, and wireless vendors and carriers.
Q: How does Extended Systems' technology fit with other acquired technologies, such as WeSync? What about ActualSoft and Anyday.com technologies?
A:
  . Extended Systems' mobile services infrastructure provides a platform on which WeSync's n-way syncing capability can be delivered. WeSync brings a talented engineering team to Palm, while Extended Systems brings a complete infrastructure software business.
  .  The alignment between Extended Systems and AnyDay.com will be enhanced.
  . Palm's previous acquisition of ActualSoft brought a leading Enterprise handheld e-mail client to Palm.
  . All of these acquisitions fill out different elements of Palm's overall mobile solutions architecture.
Q: Does Palm plan to keep the Extended Systems name and/or its product names?
A: Yes, at least in the short-term. Later, we will determine the optimal branding/product naming convention for our business.
Q: Will Palm use HotSync Server or Extended Systems' XTNDConnect product or support both?
A: Palm plans to migrate existing HotSync customers to the XTNDConnect product offering. It will support customers through the transition. Enterprise customers will be hearing more on the details of this program from their Palm or Extended Systems Enterprise sales representatives.
Q: What devices and databases will the Palm/Extended Systems solution support?
A: The mobile synchronization and management software will continue to support:

  .  Palm
  .  PocketPC
  .  Symbian/EPOC
  .  WAP and RIM devices supporting Microsoft Exchange
  .  Lotus Notes/Domino
  .  IMAP
  .  SMTP
  .  LDAP
  .  ICAL
  .  Any ODBC-compliant database application
Q. When will we change to Palm benefits?
A. You'll transition to Palm benefits as soon as the acquisition is completed. There will be no lapse in coverage. Keep checking About Benefits for information
                                                  --------------
as it develops.
Q: Once the transaction is completed, will there be a change in our paydays?
A: U.S.-based Palm employees are semimonthly. Non-U.S.-based employees are paid monthly. For more information about pay practices, go to About Pay.
                                                         ----------
Q: How is overtime paid at Palm?
A: U.S. non-exempt, full-time employees are eligible for additional pay for work performed beyond their regularly scheduled daily and weekly hours. This can vary by state. Hours at Palm are generally 8:30 a.m. to 5 p.m. Monday through Friday, with a half-hour lunch period each day. After an employee has worked the normal 40 hours, all additional time is paid at a rate of 1 1/2 times the employee's hourly rate. Depending on company work needs, employees are required to work overtime when requested.
If you do not live in the U.S., overtime policies and pay practices vary from one country to another based on local laws and customs.
Q. How does Palm's 401(k) plan compare with Extended Systems' plan?
A. Palm's 401(k) plan, available to U.S. employees, is with Fidelity Investments
- the same as Extended Systems' plan. However, the investment funds are not exactly the same. Palm's company matching contribution is comparable to Extended Systems' 3% maximum match. But with the Palm 401(k), you can contribute more pre-tax - up to 22% of your gross pay (versus 15% at Extended Systems).
Q. What if I have a 401(k) loan? What will happen?
A. During the transition, we will be working closely with Fidelity in transferring all employee accounts to the Palm 401(k) Plan. Any outstanding loans will also transfer.
Q. How soon after the acquisition will we be connected to Palm via e-mail, phone, etc.?
A. Getting everyone connected is an essential part of the transition. How soon that happens depends on a number of factors, but our goal is connectivity - including e-mail, phone and the intranet - as soon as possible after the deal is closed. We'll keep you in the loop and give you specific dates as soon as we know them. In the meantime, use this Web site to keep posted on the latest transition news.
One thing to keep in mind: Palm is still a new company. We're barely a year old and are still building our infrastructure. For this reason, you can expect some bumps during the transition. Be patient ... and if you see ways to improve the process, we welcome your suggestions. Visit the Feeback section to submit your
                                                -------
suggestions.

Q: What does this acquisition accomplish?
A: The addition of Extended Systems makes Palm one of the only single vendors that can provide both handheld computers and enterprise-class mobile infrastructure software and support.
Extended Systems significantly strengthens Palm's ability to offer a suite of products, applications and services for the Enterprise. Palm will now be able to provide CIOs with a comprehensive, behind-the-firewall solution that seamlessly supports multiple mobile operating systems and devices (including the Palm family of handheld devices), groupware and Internet applications.
In addition, Extended Systems brings:
  . An established customer base and experience working with corporate enterprise customers.
  .  Leading synchronization and handheld management technology.

  .  International presence and an infrastructure/network of offices.
  . Alliances with additional partners, such as Compaq, Lotus, HP, Microsoft, Ericsson, iPlanet and Psion.
  . The opportunity to deepen relationships with IBM and Symbol Technologies. . Bluetooth technology and expertise.
  . Engineering talent, a sales force and management team - all with an Enterprise orientation.
Q. In moving to Palm, will we get credit for years of service?
A. Yes. Years of service count for all Palm benefits, including stock option vesting, 401(k) matching contributions and all other benefits.



Additional Information And Where To Find It

     In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed acquisition. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm by directing a request to Palm.

     Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed acquisition will be set forth in the proxy statement-prospectus (when available). In addition, information regarding the identities of such officers and directors and their interests in the solicitation is set forth in a Schedule 14A filed with the Securities and Exchange Commission on March 7, 2001. These documents are available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Extended Systems.